Exhibit 99.1

JinkoSolar to Form a Joint Venture with RELC and VI in Saudi Arabia for Production of 10 GW of High-efficiency Solar Cells and Solar Modules

07/16/2024

SHANGRAO, China, July 16, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that its indirectly majority-owned subsidiary, JinkoSolar Middle East DMCC ("Jinko Middle East"), has entered into a shareholders agreement (the "Agreement") with Renewable Energy Localization Company ("RELC"), a wholly-owned subsidiary of Public Investment Fund ("PIF") and the national champion in the manufacturing of renewable and green energy technologies, and Vision Industries Company ("VI"), a limited liability company incorporated in Saudi Arabia which is a leading investor and developer of green energy industrial projects and local supply chains. Pursuant to the Agreement, Jinko Middle East, RELC and VI agree to form a joint venture in Saudi Arabia with Jinko Middle East, RELC and VI holding 40%, 40% and 20% equity interest, respectively. The formation of the joint venture is subject to customary preconditions, including obtaining the requisite regulatory approvals.

The joint venture will build and operate a high-efficiency solar cell and solar module manufacturing facility in Saudi Arabia. The manufacturing facility is expected to have a total investment amount of approximately US$1 billion, and will be funded through a combination of its internal funds and external financing. The detailed production plan and schedule for the manufacturing facility will be subject to market conditions. Upon production, the manufacturing facility is expected to achieve an annual production capacity of 10 GW for each of high-efficiency solar cells and solar modules.

Mr. Xiande Li, Chairman and CEO of JinkoSolar, commented, "We are extremely proud to enter into this strategic partnership with RELC and VI, two leaders in their respective fields. This partnership is another major milestone in the execution of our globalization strategy, and will further help us optimize our global manufacturing and marketing infrastructure, as well as enhance our global competitiveness. We thank our partners for their trust in JinkoSolar's outstanding N-type technology and dedication to environmental sustainability. Together with our new partners, we will work towards shaping a cleaner and brighter future."

Mohammed AlBalaihed, Head of MENA Energy and Utilities Sector of PIF and Chairman of RELC, commented, "We are excited to partner with JinkoSolar on this groundbreaking joint venture. By leveraging JinkoSolar's advanced N-type technology and our local expertise, we are confident that this facility will drive innovation and set new benchmarks in the solar industry. This collaboration is a significant milestone in advancing Saudi Arabia's Vision 2030, and we look forward to working together to achieve our shared vision of a sustainable future."

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to utility-scale, commercial and residential customers in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 26 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of March 31, 2024.

To find out more, please see: www.jinkosolar.com

ABOUT PIF

The Public Investment Fund (PIF) is one of the largest and most impactful sovereign wealth funds in the world. Since 2015, when the board was reconstituted and oversight transferred to the Council of Economic and Development Affairs, PIF's board of directors has been chaired by His Royal Highness Crown Prince Mohammad bin Salman bin Abdulaziz, Prime Minister, Chairman of the Council of Economic and Development Affairs, and Chairman of the Public Investment Fund. PIF plays a leading role in advancing Saudi Arabia's economic transformation and diversification, as well as contributing to shaping the future of the global economy. Since 2017, PIF has established 95 companies. PIF is building a diversified portfolio by entering into attractive and long-term investment opportunities in 13 strategic sectors in Saudi Arabia and globally. PIF's strategy, as set out in the PIF Program 2021-2025 – one of the Vision 2030 realization programs – aims to enable many promising sectors and contribute to increasing local content by creating partnerships with the private sector, in addition to injecting at least SAR150 billion annually into the local economy. PIF works to transfer technologies and localize knowledge to build a prosperous and sustainable economy domestically. As the investment arm of Saudi Arabia, PIF looks to make unique investments, and is building strategic alliances and partnerships with significant international institutions and organizations, which contribute to achieving real long-term value for Saudi Arabia, in line with the objectives of Vision 2030. PIF has also created an operational governance model that reflects its main tasks and objectives, in line with best international practices. Applying this model of governance enhances the level of transparency and effectiveness in decision-making and future progress.

More information about PIF can be found at: www.pif.gov.sa

Media Contact: media@pif.gov.sa

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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